January 27, 2015

Via EDGAR

Mr. Michael R. Clampitt

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Peoples Bancorp Inc. Registration Statement on Form S-4 Filed October 3, 2014, As Amended on November 13, 2014, December 8, 2014 and As Further Amended on January 5, 2015 and January 23, 2015, File No. 333-199152

Dear Mr. Clampitt:

This letter sets forth the responses of Peoples Bancorp Inc. (“Company”) to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated January 26, 2015 regarding the Company’s registration statement on Form S-4 (the “Registration Statement”), filed with the Commission on October 3, 2014, as amended on November 13, 2014, as further amended on December 8, 2014, January 5, 2015 and January 23, 2015.

For your convenience, we have repeated each Staff comment in bold face type exactly as given in the comment letter and set forth below each such comment is our response.

General

1.	Noting that your most recent financial statements for both companies are as of September 30, 2014, please add a recent developments section addressing any material changes at either company including Results of Operations and Financial Condition or stating that there have not been any material developments.

Both the Company and NB&T Financial Group, Inc. are public companies and subject to reporting obligations under Section 13(a) and 15(d) of the Securities Exchange Act of 1934. As such, both companies are obligated to file, and have filed, Current and Periodic Reports addressing material changes to their results of operations and financial condition. Specifically, the Company and NB&T Financial Group, Inc. have addressed their results for the quarter ended December 31, 2014, in earnings releases filed with the Commission on Form 8-K January 27,

Michael R. Clampitt

U.S. Securities & Exchange Commission

January 27, 2015

2015, and January 20, 2015, respectively. Other than as disclosed in those Form 8-Ks and other Current and Periodic Reports filed pursuant to Section 13(a) or 15(d) or in the Registration Statement, there have been no material developments at either the Company or NB&T Financial Group, Inc.

Exhibits

2.	As required by Item 601(b)(23), please file consent from BKD, LLP, the auditor of NB&T Financial Group, Inc.

In response to the Staff’s comment, the Company has filed the updated consent of BKD, LLP in Amendment No. 5 to the Registration Statement on January 27, 2015.

Thank you for your consideration of the Company’s responses to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call me at 740-376-7574.

Sincerely,

/s/ M. Ryan Kirkham

M. Ryan Kirkham, Esq.
Corporate Counsel

cc:	Ms. Susan B. Zaunbrecher, Dinsmore & Shohl LLP

Ms. Cynthia A. Shafer, Vorys, Sater, Seymour and Pease LLP